Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of the 1st day of November, 2018 (the “Amendment”) by and among OvaScience, Inc., a Delaware corporation (“Buyer”), Orion Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”), and Millendo Therapeutics, Inc., a Delaware corporation (the “Company” and together with Buyer and Merger Sub, the “Parties”).

RECITALS

A.            The Parties have entered into an Agreement and Plan of Merger and Reorganization dated as of August 8, 2018 (as amended from time to time including by that certain First Amendment to Agreement and Plan of Merger and Reorganization dated as of September 25, 2018, the “Agreement”);

B.            The Parties wish to amend the Agreement to, among other things, (i) clarify certain terms related to the Pre-Closing Financing and (ii) modify certain definitions in the Agreement.

C.            The Agreement may be amended by an instrument in writing signed on behalf of each of the Company and Buyer with the approval of their respective boards of directors.

AGREEMENT

THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the Parties set forth in the Agreement, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

1.             Defined Terms.  Capitalized terms used in this Amendment that are not otherwise defined shall have the meanings set forth in the Agreement.

2.             Amendment of Section 2.26.  Section 2.26 of the Agreement is hereby amended and restated in its entirety to read as follows:

“The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement.  Prior to the date of this Agreement, neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Pre-Closing Financing other than as set forth in the Subscription Agreement or a term sheet for a convertible promissory note financing.  The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect except as set forth in an amendment executed and delivered by Orion.  The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.  No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Subscription

Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement.  There are no conditions precedent related to the consummation of the Company Pre-Closing Financing, other than the satisfaction or waiver of the conditions expressly set forth in the Subscription Agreement (or any other Pre-Closing Financing Agreements). To the Knowledge of the Company, the proceeds of the Company Pre-Closing Financing will be made available to the Company prior to the consummation of the Merger.”

3.             Amendment of Certain Definitions. The following definitions in the Agreement are hereby amended and restated in its entirety to read as follows:

“Company Pre-Closing Financing” means an acquisition of Company Common Stock to be consummated prior to the Closing with aggregate gross cash proceeds to the Company of at least $25 million plus €4 million (or the USD equivalent) (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) but not to exceed $95.5 million plus €4 million (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) at a price per share of not less than $1.2096.”

“Company Outstanding Shares” means, subject to Section 1.5(e), (x) the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Company Pre-Closing Financing and the issuance of all Company Capital Stock pursuant to the Company Pre-Closing Financing Agreements, and (iii) the issuance of shares of Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time plus (y) all shares reserved but available for issuance under the Company Stock Option Plan.”

“Company Valuation” means the sum of (a) $155,000,000 and (b) the aggregate proceeds received by the Company in the Pre-Closing Financing prior to the Effective Time.”

“Orion Valuation” means $45,500,000 (as adjusted pursuant to Section 1.7(f)).”

“Outstanding Lease Obligations” means all liabilities and other obligations of Orion whenever arising pursuant to that certain Lease Agreement, dated May 22, 2015 by and between Nine Fourth Avenue LLC and Orion, as amended from time to time (the “Primary Orion Lease”), in each case including any liabilities or obligations that relate to the assignment or early termination of such leases and obligations that survive such termination; provided however, that in the event that Orion assigns, sublets, transfers or otherwise conveys any rights under the Lease Agreement to a party and under terms reasonably acceptable to the Company, the monetary obligations that are assumed pursuant to such assignment, sublet, transfer or conveyance shall serve to reduce Orion’s Outstanding Lease Obligations for purposes of the Net Cash calculation, irrespective of whether Orion has agreed on behalf of itself or its Affiliates to backstop or guarantee  any existing payment or other obligations under such assignment, sublet, transfer or conveyance, by (x) 100% if Millendo agrees to the sublessee, assignee or transferee and the Company agrees in its sole discretion that the sublessee, assignee or transferee is adequately funded, (y) by 50% if the Company agrees to the sublessee, assignee or transferee but the Company does not agree in its sole discretion, that the sublessee, assignee or transferee is adequately funded and (z) by 0% if the Company does not agree to the sublessee, assignee or transferee.

4.             Amendment to Definition of Net Cash.  The definition of “Net Cash” in the Agreement is hereby amended to include the following:

“Further, Net Cash shall be reduced by $100,000 (the “Deal Litigation Credit”), and not more than $100,000 except as set forth below, to account for any and all costs or expenses, including attorney’s fees or settlement costs, incurred or that may be incurred in connection with Cunningham v. Kroeger et al., Case No. 18-cv-01595-UNA (the “Cunningham Litigation”) and any future cases that are consolidated with the Cunningham Litigation prior to Closing (“Deal Litigation Costs”).  To avoid duplication, the Deal Litigation Credit shall be reduced to the extent of any Deal Litigation Costs paid prior to Closing or any liabilities that constitute Deal Litigation Costs that are incurred prior to Closing only to the extent such Deal Litigation Costs are reflected in the calculation of Net Cash, and all to the extent reasonably agreed to by the Company. If Deal Litigation Costs paid prior to Closing and/or any liabilities that constitute Deal Litigation Costs that are incurred prior to Closing are greater than $200,000, Net Cash shall also be reduced by half of such excess amount but not more than half of such excess amount.”

5.             Effective Date of this Amendment.  This Amendment shall be effective when signed by the Parties hereto.

6.             Reference to the Agreement.  On and after the effective date of this Amendment, each reference in the Agreement to “the Agreement,” “this Agreement,” “hereunder” and “hereof” or words of like import shall refer to the Agreement, as further amended by this Amendment.  The Agreement, as further amended by this Amendment, is, and shall continue to be, in full force and effect and is hereby in all respects ratified and confirmed.

7.             Governing Law.  This Amendment shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

8.             Entire Agreement.  The Agreement and the other agreements referred to therein, as further amended by this Amendment, set forth the entire understanding of the parties thereto relating to the subject thereof and hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof or thereof.

9.             Counterparts.  This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION to be duly executed and effective as of the day and year first above written.

MILLENDO THERAPEUTICS, INC.,
a Delaware corporation
By:	/s/ Julia C. Owens
Name: Julia C. Owens
Title: President and Chief Executive Officer

OVASCIENCE, INC.,
a Delaware corporation
By:	/s/ Christopher A. Kroeger
Name: Christopher A. Kroeger
Title: President and Chief Executive Officer

ORION MERGER SUB, INC.,
a Delaware corporation
By:	/s/ Christopher A. Kroeger
Name: Christopher A. Kroeger
Title: President

[Signature Page to Second Amendment to Agreement and Plan of Merger and Reorganization]